Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

May 2, 2017

VIA EMAIL & EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4628

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:     TPG Pace Energy Holdings Corp. (the “Company”)

       Registration Statement on Form S-1 (Registration No. 333-217338)

Dear Mr. Spirgel:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), TPG Pace Energy Holdings Corp. hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on May 4, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 2, 2017:

(i)	Dates of distribution: May 2, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 452

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

GOLDMAN SACHS & CO. LLC

CITIGROUP GLOBAL MARKETS INC.

CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Carlos Alvarez
Name:	Carlos Alvarez
Title:	Managing Director

By:	/s/ Mahesh Shrinivasan
Name:	Mahesh Shrinivasan
Title:	Director

Goldman Sachs & Co. LLC

By:	/s/ Bennett Schachter
Name:	Bennett Schachter
Title:	Managing Director

Citigroup Global Markets Inc.

By:	/s/ Stephen M. Trauber
Name:	Stephen M. Trauber
Title:	Vice Chairman

Credit Suisse Securities (USA) LLC

By:	/s/ Stefanie Gallagher
Name:	Stefanie Gallagher
Title:	Director